UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 31, 2025

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On May 31, 2025, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following fifteen (15) townhomes. The townhomes were acquired by a single-purpose entity wholly-owned by the Company, Chosenwood Park TH, LLC, through the purchase of Flipside 5, LLC which is minority owned by our sponsor, Seed InvestCo, LLC:

Property Addresses:

1377 Cozy Circle SE, Atlanta, GA 30315

1379 Cozy Circle SE, Atlanta, GA 30315

1373 Cozy Circle SE, Atlanta, GA 30315

1378 Cozy Circle SE, Atlanta, GA 30315

1376 Cozy Circle SE, Atlanta, GA 30315

1363 Cozy Circle SE, Atlanta, GA 30315

1365 Cozy Circle SE, Atlanta, GA 30315

1374 Cozy Circle SE, Atlanta, GA 30315

1369 Cozy Circle SE, Atlanta, GA 30315

1367 Cozy Circle SE, Atlanta, GA 30315

1371 Cozy Circle SE, Atlanta, GA 30315

1375 Cozy Circle SE, Atlanta, GA 30315

1380 Cozy Circle SE, Atlanta, GA 30315

1314 Breezy Street SE, Atlanta, GA 30315

1294 Breezy Street SE, Atlanta, GA 30315

Description:

Flipside 5, LLC consists of 15 townhomes that sit on approximately 0.26 acres. The Cozy Circle townhomes are each approximately 1,204 square-feet with 2 bedrooms and 2.5 bathrooms. The Breezy Street townhomes are each approximately 1,140 square-feet with 2 bedrooms and 2 bathrooms.

Purchase Price by Roots:	$5,972,500 allocated purchase price

Current Market Value:	$6,556,000

Item 1. Fundamental Changes

Property Acquisitions

On May 31, 2025, the Company completed the acquisition of the following seven (7) curated properties from our sponsor, Seed InvestCo, LLC, through the purchase of seven (7) assets that were previously wholly owned by Flipside 4, LLC:

Property Address:	11352 Michelle Way Hampton, GA 30228

Description:	This 1,412-square-foot townhome was built in 2003, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.05 acres.

Purchase Price by Roots:	$205,000 purchase price

Current Market Value:	$210,000
Property Address:	1900 Shawn Wayne Court SE, Atlanta GA 30316

Description:	This 1,364-square-foot townhome was built in 2001, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.05 acres.

Purchase Price by Roots:	$235,000 purchase price

Current Market Value:	$255,000
Property Address:	2032 Charter Manor, Lithonia GA 30058

Description:	This 1,441-square-foot townhome was built in 1990, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.07 acres.

Purchase Price by Roots:	$200,000 purchase price

Current Market Value:	$210,000

Property Address:	2726 Parkway Trail, Lithonia GA 30058

Description:	This 1,507-square-foot townhome was built in 2005, has 2 bedrooms and 2.5 bathrooms, and sits on approximately 0.12 acres.

Purchase Price by Roots:	$200,000 purchase price

Current Market Value:	$224,000

Property Address:	2864 Parkway Close, Lithonia GA 30058

Description:	This 1,650-square-foot townhome was built in 2005, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.07 acres.

Purchase Price by Roots:	$210,000 purchase price

Current Market Value:	$225,000

Property Address:	1740 Camden Forrest Trail, Riverdale GA 30296

Description:	This 1,336-square-foot townhome was built in 2004, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.13 acres.

Purchase Price by Roots:	$195,000 purchase price

Current Market Value:	$214,000

Property Address:	3158 Panthers Trace Decatur GA 30034

Description:	This 1,350-square-foot townhome was built in 2001, has 2 bedrooms and 2.5 bathrooms, and sits on approximately 0.02 acres.

Purchase Price by Roots:	$185,000 purchase price

Current Market Value:	$185,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 06/5/2025

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 9, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.